Quadra Projects Inc.

6130 Elton Avenue, Las Vegas, Nevada, 89107 Phone: 1-888-597-8899 Fax: 604-697-8898 Email: genera@quadraprojects.com

August 31, 2009

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention: Lynn A. Dicker – Division of Corporate Finance

Dear Ms. Dicker:

Re:	Quadra Project Inc. (the “Company”) Form 10K for the Year Ended November 30, 2008 Filed on March 14, 2009 File No. 000-53156

As per the Company’s letter dated August 24, 2009, it was advised that an amended 10K for the November 30, 2008 year end would be filed on August 31, 2009, incorporating changes brought to attention by your letter dated August 11, 2009.

The Company’s response to your third comment was as follows:

3.	We concur that the 9,000,000 shares issued for services in the year ended November 30, 2007 should be valued consistently with the shares issued for cash during that period, as the cash price is the best indication of fair value. We will restate the report for the year ended November 30, 2007, the year ended November 30, 2008, and the 10Q’s for 2009.

The Company initiated a 2 for 1 stock split on April 16, 2009, after the November 30, 2008 Form 10K was filed. It was determined that upon filing an amended Form 10K, this stock split should be reflected. Therefore the 9,000,000 shares issued mentioned above will be revised to the post stock split amount of 18,000,000 shares.

As a result of further changes required to reflect the April 16, 2009 stock split, the Company is unable to file the amended Form 10K for the November 30, 2008 year end on August 31, 2009 as previously expected. The Company intends on filing the amendment by Monday, September 14, 2009.

Thank you. Yours truly, Quadra Projects Inc. /s/ Claude Diedrick Claude Diedrick President